UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 0-17089
Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the Financial Statements and Supplemental Schedule of ERISA.

2.	Audited statements of Changes in Net Assets Available for Benefits in accordance with the Financial Statements and Supplemental Schedule of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN
By:
BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

/s/ MARTHA T. HIGGINS
June 21, 2012	Martha T. Higgins
Executive Vice President - Human Capital Resources and Member - 401(k) Plan Committee Boston Private Financial Holdings, Inc.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010
(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because there is no information to report.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401k Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Boston, Massachusetts
June 21, 2012

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$7,990	$2,845
Investments, at fair value (Notes 3 and 4):
Money market funds	6,501,906	6,445,025
Common stock – Boston Private Financial Holdings, Inc.	816,868	787,154
Self directed brokerage assets (excluding money market investments at December 31, 2011 and 2010 of $697,485 and $740,243, respectively)	2,687,708	2,702,820
Mutual funds	59,629,654	56,049,506
Total investments	69,636,136	65,984,505
Receivables:
Loans receivable from participants	1,196,170	1,110,881
Employer contributions	452,319	342,128
Total receivables	1,648,489	1,453,009
Total assets	71,292,615	67,440,359
Net assets available for benefits	$71,292,615	$67,440,359
See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2011 and 2010

	For the Year ended December 31,
	2011	2010
Additions:
Additions to net assets attributed to:
Investment income and unrealized appreciation of investments:
Dividends and interest income	$1,655,651	$1,281,355
Net (depreciation)/appreciation of investments (Note 3)	(3,118,839)	5,934,721
Total investment (loss)/income	(1,463,188)	7,216,076
Contributions:
Participant	6,925,936	6,682,195
Employer	2,578,342	2,526,997
Rollover	1,072,441	526,147
Total contributions	10,576,719	9,735,339
Total additions	9,113,531	16,951,415
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,251,020	5,285,546
Deemed distributions	—	5,007
Expenses	9,291	8,923
Total deductions	5,260,311	5,299,476
Net increase in net assets	3,853,220	11,651,939
Assets transferred out of Plan (Note 1(a))	(964)	(4,727,278)
Net assets available for benefits:
Beginning of year	67,440,359	60,515,698
End of year	$71,292,615	$67,440,359
See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010
1. Plan Description
The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”), sponsored by Boston Private Financial Holdings, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is a continuation of the Boston Private Bank & Trust Company 401(k) Plan. The Plan includes the following consolidated affiliates (each, along with the Company, a “Participating Employer”) (1):

▪	Boston Private Bank & Trust Company (2)

▪	KLS Professional Advisors Group, LLC

▪	Bingham, Osborn & Scarborough, LLC

▪	Dalton, Greiner, Hartman, and Maher & Co., LLC

▪	Davidson Trust Company

▪	Anchor Capital Advisors, LLC

▪	Anchor/Russell Advisors, LLC
________________________________

(1)
In December 2009, the Company divested its interests in Westfield Capital Management Company, LP (“Westfield”). Participant employees of Westfield were fully vested in their employer contributions and employer discretionary contributions as of the date of divestiture, in accordance with the terms of the Plan. In January, 2010, the assets of participant employees of Westfield were transferred out of the Plan. Total assets transferred out of the Plan related to the Westfield divestiture were $964 and $4,725,780 in 2011 and 2010, respectively. Accounts transferred to the new plan include employee contributions, employee loans, the employees’ respective employer contributions and employer discretionary contributions.

(2)
On May 27, 2011, Boston Private Bank merged, as the surviving bank, with Borel Private Bank and Trust Company, First Private Bank and Trust Company, and Charter Private Bank (collectively, the "Merging Banks"), all of which were participating employers in the Plan. All eligible employees of the Merging Banks, as of immediately prior to the merger were eligible to continue to participate in the Plan.

“Eligible Employees” include all common law employees of a Participating Employer, other than employees classified by the employer as “leased employees,” temporary agency hires, individuals who are hired for short-term projects expected to last less than 180 days, independent contractors or student interns. “Self-employed individuals” with self-employed income relating to the business of a Participating Employer are also “Eligible Employees.” Employees who have attained the age of 21 are eligible to make pre-tax and/or after tax contributions and participate in matching contributions as of their date of hire. Eligible Employees who have attained the age of 21 and meet certain additional requirements are eligible to participate in any discretionary contribution made by their employer following completion of one year of service.
(b) Contributions
In 2011 and 2010, participants could contribute up to 75% of their eligible plan compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC of $16,500. Participant contributions are made through pre-tax 401(k) salary reduction contributions and/or after-tax Roth 401(k) salary reduction contributions. Participants who attained at least fifty years of age during the year could make additional contributions from their eligible plan compensation (“catch-up” contributions) of up to $5,500 in each of 2011 and 2010.
The Participating Employers, at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employers' Board of Directors each year. Only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation or the annual IRC contribution limit, will be eligible for a matching contribution.
Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the Board of Directors of each Participating Employer. If such a contribution is made by any Participating Employer in any Plan Year, it will be allocated based on each Eligible Employer's plan compensation. Discretionary contributions were $186,495 and $130,337 for 2011 and 2010, respectively.
Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.
(c) Vesting
Participants are immediately vested in their contributions, plus earnings and less losses thereon.
In the event that a participant reaches normal retirement age before the completion of the vesting periods noted below for matching and discretionary contributions, or employment is terminated due to death or disability, the participant becomes 100% vested.
Except for contributions made in Company Stock and Qualified Nonelective Contributions, as defined, if employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules, unless the Plan has been amended to provide a different vesting schedule for employees of a Participating Employer:

Employer Matching Contribution		Employer Discretionary Contribution
Years of service	Vesting Percentage	Years of service	Vesting Percentage
Less than 2 years	—%	Less than 1 year	—%
2 years	50%	1 year	20%
3 years	100%	2 years	40%
		3 years	60%
		4 years	80%
		5 years	100%

(d) Payment of Benefits
Following the termination of employment, if the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

i.	Lump sum in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund);

ii.	Cash payments in quarterly installments over a period of five, ten or fifteen years;

iii.	Maintain vested account balances in the Plan and delay distribution until the plan year which the participant attains age 70½ or death, whichever is earlier;

iv.	Transfer vested account balances to the trustee of another tax qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or
Following termination of employment, if the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

i.	Lump sum cash payment;

ii.	Direct rollover to the trustee of another tax qualified retirement plan, as elected by the participant.
However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options, the benefit is paid out in the following manner:

i.
The distribution shall be made in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund) if the participant is age 65 or older;

ii.
The administrative committee of the 401(k) Plan (the “Committee”), as appointed by the Board of Directors of the Company will direct Fidelity Management Trust Company (the “Trustee”) to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

If the amount of the benefit does not exceed $1,000 the Committee will direct the Trustee to distribute the benefit to the participant in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund).
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer’s contribution and an allocation of Plan earnings or losses. Participants’ accounts can also be charged with certain expenses, see Note 2(d) Summary of Significant Accounting Policies, for further detail. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings or losses thereon, as applicable.
(f) Participant Loans
The Plan provides for participant loans with Plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 1%, which the Plan administrator considers a market rate of interest.
All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Loans receivable from Participants are recorded at their unpaid principal balance plus any accrued interest receivable. Defaults on loans are treated as a distribution of the participant’s account balance.
(g) In-Service Withdrawals
The Plan permits a active Employees to request in-service distributions from vested company contribution accounts as well as salary reduction accounts upon attainment of age 59½. In addition, in service distributions from salary reduction accounts prior to age 59½ in-service withdrawals are permitted on account of hardship, as defined in the Plan. Rollover accounts may be withdrawn at any time.
(h) Participant Investment Options
Participants may elect to suspend contributions at any time. Participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in a number of mutual funds, in addition to the self directed brokerage account (“SDBA”) and money market funds. Participants can change their future contributions on any pay date.
(i) Forfeitures
As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $40,318 and $57,204, respectively. These amounts will be used to reduce future employer contributions. During 2011 and 2010, participant additions to the forfeited accounts were $22,139 and $54,059, respectively, and employer contributions were reduced by $39,551 and $45,765, respectively, from forfeited nonvested accounts.
(j) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.
(k) Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies
(a) Basis of Presentation
The accompanying financial statements have been presented on the accrual basis of accounting. Amounts in the prior year’s financial statements are reclassified whenever necessary to conform with the current year’s presentation.
(b) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Company’s common stock, as well as the assets included in self-directed brokerage accounts (primarily marketable equity securities), is based upon quoted market prices. The fair value of the mutual funds is measured by the net unit value, which is based on the fair value of the underlying assets of each fund.
Purchases and sales of securities are reflected on the trade date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex dividend date. Net appreciation / (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(c) Participant Loans
Participant loans are valued at the amortized cost.
(d) Administrative Expenses
Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs, such as check charges for participant distributions and the annual fee for self directed brokerage accounts, are paid for by the participants. Participant-paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.
(e) Payment of Benefits
Benefits are recorded when paid.
(f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(g) Cash and Cash Equivalents
The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

3. Investments
The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2011:
American Funds Growth Fund of America-Class R4	215,312	$6,140,693
PIMCO Total Return Fund-Institutional Class	558,602	6,072,002
Fidelity Retirement Money Market Portfolio*	5,803,335	5,803,335
Spartan U.S. Equity Index Fund-Institutional Class*	121,920	5,425,442
American Funds EuroPacific Growth Fund – Class R4	153,480	5,302,733
Fidelity Freedom 2020 Fund*	280,352	3,678,216
December 31, 2010:
American Funds Growth Fund of America – Class R4	212,045	$6,401,627
PIMCO Total Return Fund – Institutional Class	523,928	5,684,618
Fidelity Retirement Money Market Portfolio*	5,703,747	5,703,747
Spartan U.S. Equity Index Fund – Investor Class*	112,331	4,996,493
American Funds EuroPacific Growth Fund – Class R4	146,722	5,968,644
Fidelity Freedom 2020 Fund*	254,156	3,504,806
Eaton Vance Large-Cap Value Fund – Class 1	205,582	3,755,992
Self Directed Brokerage Assets†	—	3,443,063
____________________
* Represents a party-in-interest to the Plan.
† Included in Self Directed Brokerage Assets at December 31, 2010 are money market investments of $740,243.
During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by ($3,118,839) and $5,934,721, respectively, as shown in the following table:

	For the year ended December 31,
	2011	2010
Common stock – Boston Private Financial Holdings, Inc.	$150,366	$105,892
Self directed brokerage assets	(285,581)	311,551
Mutual funds	(2,983,624)	5,517,278
Total investment (losses)/gains	$(3,118,839)	$5,934,721

4. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation. Transfers between levels, if any, are recorded as of the date the transfer occurred. There were no transfers between levels during 2011 and 2010.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits. Money Market Funds, Self Directed Brokerage Accounts (mutual fund portion) and Mutual Funds are valued at quoted market prices, which represent net asset value (“NAV”) of shares held by the Plan at year end. Common Stock – Boston Private Financial Holdings, Inc. and Self Directed Brokerage Accounts (non-mutual fund portion) are valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2011 and 2010:

	Fair value measurements at reporting date using:
Description	At December 31, 2011	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$6,501,906	$6,501,906	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	816,868	816,868	—	—
Self directed brokerage assets	2,687,708	2,649,035	38,673	—
Mutual funds	59,629,654	59,629,654	—	—
Total investments measured at fair value	$69,636,136	$69,597,463	$38,673	$—

	Fair value measurements at reporting date using:
Description	At December 31, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$6,445,025	$6,445,025	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	787,154	787,154	—	—
Self directed brokerage assets	2,702,820	2,556,059	146,761	—
Mutual funds	56,049,506	56,049,506	—	—
Total investments measured at fair value	$65,984,505	$65,837,744	$146,761	$—

5. Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated February 27, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Related Party Transactions
There are several components of the Plan that qualify as related party transactions. The Plan’s recordkeeper and trustee are Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) and Fidelity Management Trust Company (“FMTC”), respectively. The Plan includes investment options, some of which are mutual funds managed by other subsidiaries of FMR, LLC (the parent company to both FIIOC and FMTC) and therefore qualify as parties-in-interest.
Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and, as such, transactions in the Company’s common stock qualify as party-in-interest transactions. The BPFH Stock Fund is a frozen investment option; no new investments are permitted to be directed by Members in the BPFH Stock Fund. Certain administrative expenses paid directly by the Company (Footnote 2(d)), as well as participant loans (Footnote 1(f)) qualify as party-in-interest transactions.

7. Reconciliation of Financial Statements to IRS Form 5500
The following is a reconciliation of net assets available for benefits as reflected in the financial statements at December 31, 2011 and 2010 to IRS Form 5500:

	At December 31,
	2011	2010
Net assets available for benefits per the financial statements	$71,292,615	$67,440,359
Plan receivables (accrual accounting) not recorded on IRS Form 5500:
Employer contributions	(452,319)	(342,128)
Total current year receivables	(452,319)	(342,128)
Net assets available for benefits per the IRS Form 5500	$70,840,296	$67,098,231
The following is a reconciliation of net increase/ (decrease) in net assets per the financial statements for the years ended December 31, 2011 and 2010 to IRS Form 5500:

	Year ended December 31,
	2011	2010
Net increase in net assets per the financial statements	$3,853,220	$11,651,939
Plan receivables (accrual accounting) not recorded on IRS Form 5500:
Reverse prior year accrual – employer contributions	342,128	176,879
Reverse prior year accrual – employee contributions	—	15,276
Total prior year receivables	342,128	192,155
Employer contributions	(452,319)	(342,128)
Total current year receivables	(452,319)	(342,128)
Net impact of receivables not recorded in IRS Form 5500	(110,191)	(149,973)
Other adjustment	—	(436)
Net impact of receivables and other adjustments not recorded in IRS Form 5500	(110,191)	(150,409)
Net increase in plan assets per the Form 5500	$3,743,029	$11,501,530
The majority of reconciling items occur because the IRS Form 5500 is reported on a cash basis whereas the financial statements are reported on an accrual basis.

8. Recent Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 4). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan does not expect this ASU to have a material effect on its consolidated financial statements.

9. Subsequent Events
The Company evaluated subsequent events through the date the accompanying financial statements were issued. Pursuant to the requirements of ASC 855, Subsequent Events, there were no events or transactions during the subsequent event reporting period that required disclosure in the financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
	American Funds Growth Fund of America-Class R4	215,312	shares	—	$6,140,693
	PIMCO Total Return Fund-Institutional Class	558,602	shares	—	6,072,002
*	Fidelity Retirement Money Market Portfolio	5,803,335	shares	—	5,803,335
	Spartan U.S. Equity Index Fund-Insitutional Class	121,920	shares	—	5,425,442
	American Funds EuroPacific Growth Fund-Class R4	153,480	shares	—	5,302,733
*	Fidelity Freedom 2020 Fund	280,352	shares	—	3,678,216
	Eaton Vance Large-Cap Value Fund-Class 1	199,979	shares	—	3,433,646
	Self Directed Brokerage Assets	various		—	3,385,193
	Prudential Jennison Mid Cap Growth Class A Shares	118,400	shares	—	3,290,349
	Baron Growth Fund	64,119	shares	—	3,270,729
	Artisan Mid Cap Value Fund-Investor Class	157,162	shares	—	3,096,098
*	Fidelity Freedom 2030 Fund	183,541	shares	—	2,356,665
	PIMCO Low Duration Fund-Institutional Class	217,492	shares	—	2,237,992
*	Fidelity Balanced Fund	122,060	shares	—	2,220,276
	Victory Diversified Stock Fund-Class 1 Shares	147,338	shares	—	2,129,041
*	Fidelity Freedom 2040 Fund	284,434	shares	—	2,093,437
*	BPFH Stock Fund	102,880	shares	—	816,868
*	Fidelity Freedom 2025 Fund	75,312	shares	—	814,118
	PIMCO-Real Return Fund-Institutional Class	61,378	shares	—	723,648
	Van Eck Global Hard Assets Fund-Class A Shares	15,553	shares	—	674,082
	Vanguard Small Cap Index Investor	21,504	shares	—	646,855
	WHG LargeCap Value Fund-Institutional Class	64,393	shares	—	643,291
	Cohen & Steers Realty Shares, Inc.	10,252	shares	—	623,609
	Longleaf Partners Small-Cap Fund	24,451	shares	—	616,890
*	Fidelity Freedom 2010 Fund	46,724	shares	—	612,079
*	Fidelity Freedom 2035 Fund	54,918	shares	—	579,380
	Vanguard Total Bond Market Signal Shares	38,643	shares	—	425,074
*	Fidelity Freedom 2015 Fund	37,624	shares	—	411,235
	Vanguard Total International Stock Signal Shares	15,610	shares	—	408,991
	Artisan International Fund-Investor Class	18,675	shares	—	370,321
*	Fidelity Freedom 2050 Fund	36,894	shares	—	315,078
*	Fidelity Freedom Income Fund	25,218	shares	—	283,456
*	Fidelity Freedom 2045 Fund	29,850	shares	—	259,399
	Oppenheimer Developing Markets Class A Shares	8,788	shares	—	257,657
	WHG Income Opportunity Institutional Class	7,856	shares	—	91,055
*	Fidelity Strategic Income Fund	7,550	shares	—	81,613
*	Fidelity Freedom 2005 Fund	2,555	shares	—	26,881
*	Fidelity Freedom 2000 Fund	1,483	shares	—	17,623
*	BPFH Stock Purchase Account (money market account)				1,086
					69,636,136
*	Loans receivable from participants	Interest rates ranging from 4.25% to 10.25%			1,196,170
					$70,832,306
_____________________
*    Represents a party-in-interest to the Plan.
**    Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.